Exhibit 99.10

NICE Actimize Recognized as a Leader in Enterprise Fraud
Management with High Scores in Current Offering & Strategy Criteria

NICE Actimize received the highest possible scores in machine learning based risk scoring and alerting, productized and in-house models, and roadmap criteria

Hoboken, N.J., August 20, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it has been recognized as a Leader in Enterprise Fraud solutions by Forrester Research, a leading global research and advisory firm. The analyst firm included NICE Actimize among the most significant vendors in the market, in its recent report titled, “The Forrester Wave™:  Enterprise Fraud Management Solutions, Q2 2024”.

NICE Actimize received the highest possible scores in numerous criteria within the current offering and strategy categories. In the current offering category, the criteria with the highest scores possible were machine learning based risk scoring and alerting; productized and in-house models; queue management; channels; reporting; and scale. NICE Actimize also received Forrester’s highest scores possible in the community, roadmap and supporting services and offerings criteria within the strategy category.

In NICE Actimize's vendor profile, the Forrester Enterprise Fraud Report stated, “NICE has been on the forefront of investing into AI for detecting and predicting fraud on customer accounts. NICE has had typology-based scoring and entity risk scoring, contributing to risk prediction. The vendor has also been innovating using generative AI based transaction trajectory models (TTM) and real-time network analysis to augment investigators’ manual visual link analysis. The vendor’s EFM roadmap, user community building strategy and supporting services and offerings are ahead of the competition.”

The Forrester report also cited, "NICE’s machine learning based risk scoring and alerting using the vendor’s catalog of productized models are strong. Segmentation management of users’ profile attributes (address, location), and investigator queue management and routing are powerful as are out-of-the-box models for transaction risk scoring on various (online, branch, phone) channels.”

“As scams and authorized fraud continue to rise, NICE Actimize continues to invent and deliver AI-based solutions to help our global clients prevent fraud and mitigate losses,” said Craig Costigan, President, NICE Actimize. "We are honored that Forrester has recognized us as a leader in its 2024 Enterprise Fraud Wave report."

To download a complimentary copy of “The Forrester Wave™ report for Enterprise Fraud Management, Q2, 2024,” please visit this page here.

Additional assets:
•	For more information on NICE Actimize’s Enterprise Fraud solutions, please click here.
•	To learn more about NICE Actimize’s Scams and Mule Defense capabilities, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.